            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               MARCH ___, 1996.



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
--------------------------------------------------------------------------------

                                  FORM N-8B-2
                               ----------------


                               FILE NO. 811-8230
                               -----------------

                              AMENDMENT NO. 2 TO

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY ISSUING SECURITIES



                        PURSUANT TO SECTION 8(B) OF THE
                        INVESTMENT COMPANY ACT OF 1940



                           CHUBB SEPARATE ACCOUNT C
                           ------------------------
                        (NAME OF UNIT INVESTMENT TRUST)



_______ NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES.

   X    ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES.
-------

                                      I.

             ORGANIZATION AND GENERAL INFORMATION

1.  (a)   Furnish name of the trust and the Internal Revenue Service Employer
          Identification Number.

           Chubb Separate Account C ("Separate Account C"). Separate Account C has no Internal Revenue Service Employer Identification Number.

    (b) Furnish title of each class or series of securities issued by the trust.

           Units of interest in Separate Account C providing benefits under flexible premium variable life insurance policies. There will be two classes of policies issued by Separate Account C and each such class will be separately registered under the Securities Act of 1933: (1) Chubb Heritage Series VUL ("Heritage Policies")(File No. 33-72830), the Prospectus of which is included herein as Exhibit D and (2) Chubb
           Advisor Series VUL ("Advisor Policies") (File No. 33-       ), the
           Prospectus of which is included herein as Exhibit E. Unless the context clearly indicates otherwise, the Heritage Policies and Advisor Policies shall be referred to collectively herein as the "Policies".

2. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

           Chubb Life Insurance Company of America
           ("Chubb Life") One Granite Place
           Concord, New Hampshire  03301
           IRS Employer Identification Number:  62-0395665

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

           There is no custodian or trustee for Separate Account C.

4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

           The principal underwriter of the Heritage Policies is:

           Chubb Securities Corporation
           One Granite Place
           Concord, New Hampshire  03301
           IRS Employer Identification Number:  02-0275490

           Distribution of the Advisor Policies has not commenced. When such distribution commences, the principal underwriter will also be Chubb Securities Corporation.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

           New Hampshire

6. (a) Furnish the dates of execution of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

           Separate Account C was established pursuant to a resolution of the Executive Committee of the Board of Directors of Chubb Life adopted as of August 4, 1993. This resolution authorized the issuance of the Heritage Policies through Separate Account C. On June 9, 1995, the Board of Directors of Chubb Life adopted a resolution authorizing the issuance of the Advisor Policies through Separate Account C.

    (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

           Not applicable, because Chubb Life will hold the assets of Separate Account C, pursuant to the insurance laws of the State of New Hampshire and in uncertificated form.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

           Separate Account C has never been known by any other name.

8.  State the date on which the fiscal year of the trust ends.

           December 31.

MATERIAL LITIGATION
-------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

           None.

                                      II.

                     GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST


    GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS
    -------------------------------------------------------------------------
    OF HOLDERS
    ----------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

          Registered, insofar as the Policies are owned by the person named in the Policy as the Policy owner, and records are maintained by or on behalf of Chubb Life concerning the Policy owner.

     (b)  Whether the securities are of the cumulative or distributive type.

          Cumulative, insofar as earnings in Separate Account C are reflected in Policy benefits and are not distributed.

     (c) The rights of security holders with respect to withdrawal or redemption.

          See "SUMMARY", "Policy Free Look", and "Surrender Privileges" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor

          Prospectus contained in Exhibit E, incorporate herein by reference.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          See "SUMMARY", "Transfers", "Telephone Transfers, Loans and Reallocations", "Optional Insurance Benefits" and "Surrender Privileges" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

          See "Policy Lapse" and "Reinstatement" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          See "Voting Rights" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, "CAPITAL SHARES" in the Chubb Series Trust Prospectus in Exhibit F, "CAPITAL STOCK" in the Chubb America Fund, Inc. Prospectus in Exhibit G, incorporated herein by reference.

     (g)  Whether security holders must be given notice of any change in:

          (1) the composition of the assets of the trust.

          Heritage Policies
          -----------------

          See "Additions, Deletions or Substitutions of Investments" in the Prospectus in Exhibit D, incorporated herein by reference. Except to the extent described in the Prospectus, no changes in the terms and conditions of the Policies can be made without notice to and/or consent of Policy owners.

          As described in the response to other items of this form, however, the Policies permit Chubb Life to exercise discretion in changing certain fees and charges, restricting certain Policy owner rights and taking certain other actions.

          Advisor Policies
          ----------------

          See "Additions, Deletions or Substitutions of Investments" in the Prospectus in Exhibit E, incorporated herein by reference. Except to the extent described in the Prospectus, no changes in the terms and conditions of the Policies can be made without notice to and/or consent of Policy owners. As described in the response to other items of this form, however, the Policies permit Chubb Life to exercise discretion in changing certain fees and charges, restricting certain Policy owner rights and taking certain other actions.

          (2)  the terms and conditions of the securities issued by the trust.

           See (g)(1), above, which is incorporated herein by reference.

          (3)  the provisions of any indenture or agreement of the trust.

           No notice to or consent of Policy owners is required in connection with any change in the provisions of the resolutions of the Executive Committee of the Chubb Life Board of Directors pursuant to which Separate Account C was established and the Policies w ill be issued.

          (4)  the identity of the depositor, trustee or custodian.

           There is no requirement for notice to, or consent of, Policy owners with respect to any change in the identity of Separate Account C's depositor.

     (h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               See (g)(1), above, which is incorporated herein by reference.

          (2)  the terms and conditions of the securities issued by the trust.

              See (g)(3), above, which is incorporated herein by reference.

          (3)  the provisions of any indenture or agreement of the trust.

               See (g)(1), above, which is incorporated herein by reference.

          (4)  the identity of the depositor, trustee or custodian.

               See (g)(4), above, which is incorporated herein by reference.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         See "CHUBB SEPARATE ACCOUNT C", "General", "Payment of Premiums", Guaranteed Minimum Death Benefit Premiums", "Premium Limitations" and "Allocation of Premiums" under "THE POLICIES", AND "FEDERAL TAX MATTERS" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

INFORMATION CONCERNING THE SECURITIES
-------------------------------------
UNDERLYING THE TRUST'S SECURITIES
---------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

     The Policy owner will not be the owner of the securities held in Separate Account C, although the value of those securities will be used to calculate Policy benefits.

     Separate Account C will own only shares of registered, open-end management investment companies, described in Item 12 below. Such shares will be held in Separate Account C in accordance with New Hampshire insurance law, which governs the operation of separate accounts of New Hampshire insurance companies.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

           Chubb Series Trust.
           Chubb America Fund, Inc.

     (b)  Name and principal business address of depositor.

           Not applicable.

     (c)  Name and principal business address of trustee or custodian.

           The custodian for Chubb Series Trust is:

           Morgan Guaranty Trust Company of New York
           9 West 57th Street
           New York, New York  10019

           The custodian for Chubb America Fund, Inc. is:

           Citibank, N.A.
           111 Wall Street
           New York, New York  10043

    (d)  Name and principal business address of principal underwriter.

          The principal underwriter for Chubb Series Trust and Chubb America Fund, Inc. is:

          Chubb Securities Corporation
          One Granite Place
          Concord, New Hampshire 03301

    (e) The period during which the securities of such company have been the underlying securities.

          Underlying shares of Chubb Series Trust were first issued to Separate Account C on January 1995.

          Underlying shares of Chubb America Fund, Inc. have not yet been issued to Separate Account C.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES
--------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

      (A)  the nature of such load, fee, expense, or charge;

      (B)  the amount thereof;

      (C) the name of the person to whom such amounts are paid and his relationship to the trust;

      (D) the nature of the services performed by such person in consideration for such loan, fee, expense or charge.

             For sub-paragraphs (A) to (D) of this sub-item, see "SUMMARY", and "CHARGES AND DEDUCTIONS" and "Optional Insurance Benefits" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference. Reference is also made to "MANAGEMENT OF THE TRUST AND THE PORTFOLIOS" in the Chubb Series Trust Prospectus in Exhibit F, and "MANAGEMENT OF THE FUND" in Exhibit G, incorporated herein by reference.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions.

            Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan. But see the provisions of the Prospectuses in Exhibit D and Exhibit E mentioned in answer to Item 13 (a), above, particularly under "CHARGES AND DEDUCTIONS", incorporated herein by reference.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

            See (a) and (b) above, which are incorporated herein by reference. The Prospectuses incorporated by reference from Exhibit D and Exhibit E make provision for reduced sales charges for certain eligible purchasers in accordance with criteria set forth in the Prospectus. See "DISTRIBUTION OF THE POLICY".

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

           For a description of the different insurance rate classes, see "General" under "THE POLICIES", "Monthly Deduction" under "CHARGES AND DEDUCTIONS" and "Group of Sponsored Arrangements" under "DISTRIBUTION OF THE POLICY" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

           None.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

           None.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST
--------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         See "SUMMARY", "General", and "Payment of Premiums" under "THE POLICIES", in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb

         Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Premiums must be paid to Chubb Life at its home office or through an authorized agent of Chubb Life for forwarding to Chubb Life's home office. The initial premium may be wired to Chubb Life's bank upon notification that the application has been approved by Chubb Life. Subsequent premiums may also be wired to Chubb Life's bank. In addition, Chubb Life has administrative procedures whereby premium payments in response to billing notices are sent directly to Chubb Life's bank. See "Payment of Premiums" under "THE POLICIES" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference. Also see Item 14, which is incorporated herein by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Amounts invested in Separate Account C are promptly invested in the underlying mutual funds. See "CHUBB SEPARATE ACCOUNT C" and "CHUBB SERIES TRUST" in the Chubb Heritage Prospectus in Exhibit D and "CHUBB SEPARATE ACCOUNT C" and "THE FUNDS" in Chubb Advisor Prospectus in Exhibit E, incorporated herein by reference.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

         The rights of withdrawal or redemption are referred to in Items 10(c) and 10(d) above, which are incorporated herein by reference.

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          See Items 10(c), (d), and (e) and 17(a), which are incorporated herein by reference.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

            Not applicable. Separate Account assets are used to support benefits and amounts payable under a Policy and there is no limit on the amount of Separate Account interests that may be sold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

            See "CHUBB SEPARATE ACCOUNT C" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

            See "CHUBB SEPARATE ACCOUNT C" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, "TAXES AND DIVIDENDS" in the Chubb Series Trust Prospectus in Exhibit F and the Chubb America Fund, Inc. Prospectus in Exhibit G, incorporated herein by reference.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

            The assets in Separate Account C attributable to the Policies constitute a reserve for the payment of benefits under the Policies under state insurance law. Although these reserves support the Policies, Policyowners have no ownership interest in the reserves. Any excess reserves will be for the benefit of Chubb Life. The general assets of Chubb Life are also available to satisfy Chubb Life's obligations under the Policies.

    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the Provisions of any indenture or agreement pertaining thereto.

           Chubb Life maintains appropriate records and accounts for its Policyowners and accounting and financial records and accounts for Separate Account C. See "Annual Report" and "Confirmation" under "OTHER MATTERS" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

     (b)  The extension or termination of such indenture or agreement.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

           As to (a) through (f), to the extent applicable to the Policies, Items 10(g) and 10(h) above are incorporated herein by reference.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

            See "Policy Loans" under "CASH VALUE BENEFITS" in the Chubb Heritage Prospectus in Exhibit D and the Chubb Advisor Prospectus in Exhibit E, incorporated herein by reference.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

          (1) The name of each person who makes such agreements or arrangements with security holders.

          (2)  The rate of interest payable on such loans.

          (3)  The period for which loans may be made.

          (4)  Costs or charges for default in repayment at maturity.

          (5)  Other material provisions of the agreement or arrangement.

               As to (1) through (5), Item 21(a) above is incorporated herein by reference.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

            Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

            See "CHUBB SEPARATE ACCOUNT C" and "Telephone Transfers, Loans and Reallocations" under "THE POLICIES" in the Chubb Heritage Prospectus in Exhibit D and in the Chubb Advisor Prospectus in

            Exhibit E, incorporated herein by reference.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

            See "MANAGEMENT OF CHUBB LIFE" in the Chubb Heritage Prospectus in Exhibit D and in the Chubb Advisor Prospectus in Exhibit E, incorporated herein by reference.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in item 10 or Items 14 to 23 inclusive.

      None.

                                     III.
                    ORGANIZATION, PERSONNEL AND AFFILIATED
                             PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR
----------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          See "CHUBB LIFE INSURANCE COMPANY OF AMERICA" in the Chubb Heritage Prospectus contained in Exhibit D and in the Chubb Advisor Prospectus, incorporated herein by reference.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: [Chart omitted]

            Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

         (1)  The nature of such fee or participation.

         (2)  The name of the person making payment.

         (3) The nature of the services rendered in consideration for such fee or participation.

         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                 See Item 13(a), which is incorporated by reference. Chubb Life has not yet received any such fees.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         See "CHUBB LIFE INSURANCE COMPANY OF AMERICA" in the Prospectus contained in Exhibit D, incorporated herein by reference. Chubb Life is also the depositor of Chubb Separate Account A.


OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR
--------- --- ---------- ------- -- ---------

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor. [Chart omitted]

           All of the voting securities of the depositor (Chubb Life) are owned directly by The Chubb Corporation. See "CHUBB LIFE INSURANCE COMPANY OF AMERICA" in the Prospectus contained in Exhibit D, incorporated herein by reference.

           None of the officers and directors of the depositor currently own Policies.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

          See "MANAGEMENT OF CHUBB LIFE" in the Prospectus contained in Exhibit D, incorporated herein by reference.

COMPANIES OWNING SECURITIES OF DEPOSITOR
----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          See Item 28(a) above, which is incorporated herein by reference.

CONTROLLING PERSONS
-------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [Chart omitted]

          None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR
---------------------------------------------------
COMPENSATION OF OFFICERS OF DEPOSITOR
-------------------------------------

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart omitted]

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

          In response to (a), (b) and (c), not applicable. No person affiliated with the depositor receives additional remuneration for services rendered with respect to Separate Account C.

COMPENSATION OF DIRECTORS
-------------------------

32. (a) Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart omitted]

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared. See also Item 31, which is incorporated herein by reference.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
          (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared. See also Item 31, which is incorporated herein by reference.

COMPENSATION TO EMPLOYEES
-------------------------

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries. [Chart omitted]

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared. See also Item 31, which is incorporated herein by reference.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch mangers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

           Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared. See also Item 31, which is incorporated herein by reference.

COMPENSATION TO OTHER PERSONS
-----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Item 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart omitted]


          Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.


                                      IV.

                   DISTRIBUTION AND REDEMPTION OF SECURITIES


DISTRIBUTION OF SECURITIES
--------------------------

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the statutes with respect to each state.

          No sales of the Chubb Advisor Policies have as yet been made. Chubb Life expects to sell the Policies in all of the States except New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1) Name of officer, agency or body
          (2) Date of denial
          (3) Brief statement of the reason given for denial.

           As to (1) through (3), None.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1) Name of officer, agency or body
          (2) Date of revocation
          (3) Brief statement of the reason given for revocation.

           As to (1) through (3), None.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

          The Policies will be sold by appropriately licensed life insurance agents of Chubb Life. See "DISTRIBUTION OF THE POLICY" in the Chubb Heritage Prospectus in Exhibit D and in the Chubb Advisor Prospectus in Exhibit E, incorporated herein by reference.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

           See Item 38(a) above, which is incorporated herein by reference.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

           See Item 38(a) which is incorporated herein by reference. A schedule of commissions is filed as Exhibit A(3)(c), which is herein incorporated by reference.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER
--------------------------------------------

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

           See "DISTRIBUTION OF THE POLICY" in the Prospectus in Exhibit D, which is incorporated herein by reference.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

           Chubb Securities Corporation, the principal underwriter of the policies, is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith. [Chart omitted]

           Not applicable because Separate Account C commenced operations on January ___, 1995 and financial statements have not yet been prepared.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1) The nature of such fee or participation.

          (2) The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               As to (1) to (4), Separate Account C has not yet commenced operations. Also, see Items 13(a), which is incorporated herein by reference.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of the circumstances surrounding such cessation.

               See "DISTRIBUTION OF THE POLICY", in the Prospectus in Exhibit D, incorporated herein by reference.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable because no Policies have yet been sold.

     (c) Furnish the number of individual salesmen for each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

           Not applicable because Separate Account C commenced operations on January 1995 and financial statements have not yet been prepared.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted]

             Not applicable because no Policies are currently being distributed.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable because Separate Account C commenced operations in January 1995 and financial statements have not yet been prepared.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

                Shares of Chubb Series Trust and Chubb America Fund, Inc. are valued at net asset value, as supplied to Chubb Life by the funds.

          (2) Whether opening, closing, bid, asked or any other price is used.

                Not applicable.

          (3) Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities: [Chart omitted]

          (6) Whether adjustments are made for fractions:

              (i)  before adding distributor's compensation (load); and

              (ii) after adding distributor's compensation (load).

             As to (3) through (6), see "CHUBB SERIES TRUST", "General" and "Payment of Premiums" under "THE POLICIES", "CHARGES AND DEDUCTIONS", "CALCULATION OF ACCUMULATION VALUE", and "CASH VALUE BENEFITS", in the Chubb Heritage Prospectus contained in Exhibit D and "THE FUNDS", "General" and "Payment of Premiums" under "THE POLICIES", "CHARGES AND DEDUCTIONS", "CALCULATION OF ACCUMULATION VALUE", and "CASH VALUE BENEFITS", in the Chubb Advisor Prospectus contained in Exhibit E, incorporated herein by reference.

    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

             (Note: If registrant is an issuer of periodic payment plan
             -----
             certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities.)

         1.  Value of portfolio securities

         2.  Value of other assets

         3.  Total (1 plus 2)

         4.  Liabilities (include accrued expenses and taxes)

         5.  Value of net assets (3 minus 4)

         6.  Other charges

             (a) odd lot premiums
             (b) brokerage commissions
             (c) fees for administration
             (d) fees for custodian or trustee
             (e) fees for registrar or transfer agent
             (f) transfer taxes
             (g) reserves
             (h) others
             (i) total, 6(a) through 6(h), inclusive

         7.  Adjusted value of net assets (5 plus 6(i))

         8.  Number of units outstanding

         9.  Net asset value per unit (four decimals)

             (a) excluding other charges (5 divided by 8)
             (b) including other charges (7 divided by 8)

       10.   Adjustment of 9(b) for fractions

       11.   Adjusted net asset value per unit

       12. Offering price (show four decimals) (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)

       13.   Adjustment of 12 for fractions

       14.   Offering price

       15.   Accumulated undistributed income per unit (if not included in 3 and
             9)

       16.   Adjusted price (14 plus 15)

       17.   Effective load per unit

             (a)  In dollars (16-[9(a) + 15])

             (b) In percentage (17(a) of [9(a) + 15]) (If no sales load is charged on underlying security add accumulated undistributed income per unit to sub-item 11, to show adjusted offering price. If any sub-items are inapplicable, answer "none.")

                  To the extent this paragraph is applicable to the Policies, see (a) above, which is incorporated herein by reference.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

              See Item 44(a) above and Items 13(c) and (d) which are incorporated herein by reference. The premium paid for each Policy depends on factors such as sex, attained age, and risk class of the insured and the amount of insurance coverage purchased.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

          Not applicable, since the sale of Policies has not yet commenced.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST
-----------------------------------------------

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

                   Item 44(a)(1) above is incorporated herein by reference.

          (2)  Whether opening, closing, bid, asked or any other price is used.

                   Not applicable.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities. [Chart omitted]

          (6)  Whether adjustments are made for fractions.

                   As to (3) through (6), the factors used to determine the redemption or withdrawal valuation of securities of the Policies are not the usual factors used for securities. But see the provisions of the Prospectuses referred to in Item 44(a), which are incorporated herein by reference.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

        1.  Value of portfolio securities

        2.  Value of other assets

        3.  Total (1 plus 2)

        4.  Liabilities (include accrued expenses and taxes)

        5.  Value of net assets (3 minus 4)

        6.  Other charges

            (a) odd lot premiums
            (b) brokerage commissions
            (c) fees for administration
            (d) fees for custodian or trustee
            (e) fees for registrar or transfer agent
            (f) transfer taxes
            (g) reserves
            (h) others
            (i) total, 6(a) through 6(h), inclusive

        7.  Adjusted value of net assets (5 minus 6(i))

        8.  Number of units outstanding

        9.  Net asset value per unit (four decimals)

            (a) excluding other charges (5 divided by 8)
            (b) including other charges (7 divided by 8)

       10.  Adjustment of 9(b) for fractions

       11.  Adjusted net asset value per unit

       12.  Redemption charge

       13.  Adjusted redemption price

       14.  Accumulated undistributed income per unit (if not included in 3 and
            9)

       15.  Actual redemption price (13 plus 14)

       16.  Effective redemption fee per unit

            (a)  in dollars (9(a) + 14) - 15)
            (b) in percentage (16(a) of (9(a) + 14)) (If any sub-items are inapplicable, answer "none".)

                 To the extent that this paragraph is applicable, see the answers to Items 44(a) and

                 46(a), which are incorporated herein by reference.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY
----------------------------------------------------------------------------
HOLDERS
-------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

          None. There is no procedure for the purchase of underlying securities or interests therein from Policyowners who exercise surrender rights.

     State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Not applicable.

                                      V.

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.
     (a)  Name and principal business address.

     (b)  Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d)  Name of governmental supervising or examining authority.

             Not applicable. Separate Account C does not have a trustee or custodian.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

            Not applicable. Separate Account C does not have a trustee or custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust; and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

            See "CHUBB SEPARATE ACCOUNT C" which is incorporated herein by reference from the Chubb Heritage Prospectus in Exhibit D and from the Chubb Advisor Prospectus in Exhibit E.

                                      VI.

                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

     (b) The types of policies and whether individual or group policies.

     (c)  The types of risks insured and excluded.

     (d)  The coverage of the policies.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     (f)  The terms and manner of cancellation and of reinstatement.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

             As to (a) through (j), the "securities" issued by the trust are interests in Separate Account C pursuant to the Policies and the full particulars of the material insurance-related provisions of the Policies are described in "THE POLICIES", "CHARGES AND DEDUCTIONS", "POLICY BENEFITS AND RIGHTS", "CALCULATION OF ACCUMULATION VALUE" and "CASH VALUE BENEFITS" and "OTHER MATTERS" in the Chubb Heritage Prospectus in Exhibit D, incorporated herein by reference.

                                     VII.

                             POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

             See "CHUBB SERIES TRUST" and "OTHER MATTERS - Additions, Deletions, or Substitutions of Investments", in the Prospectus in Exhibit D, incorporated herein by reference.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

          (1) Title of security.

          (2) Date of elimination.

          (3) Reasons for elimination.

          (4) The use of the proceeds from the sale of the eliminated security.

          (5) Title of security substituted, if any.

          (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

          (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                 As to (1) through (7), not applicable, as no Policies have been sold.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1) the grounds for elimination and substitution;

          (2) the type of securities which may be substituted for any underlying security:

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard. If this subject has been entirely covered in Item 52(b), state "not applicable".)

                 As to (1) through (5), Item 52(a) above is incorporated herein by reference.

     (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

              None.

REGULATED INVESTMENT COMPANY
----------------------------

53.  (a)  State the taxable status of the trust.

           See "FEDERAL TAX MATTERS" in the Prospectus in Exhibit D, incorporated herein by reference.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

            Not applicable because Separate Account C is not a separate taxable entity.


                                     VIII.

                     FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of Periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [Chart omitted]

            Not applicable. Separate Account C is deemed to be the issuer of periodic payment plan certificates.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted].

            Not applicable, because no Policies have been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of Separate Account C.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart omitted]

            Not applicable because Separate Account C does not yet have a significant operating history and no financial statements are filed herewith.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment plan certificate currently being issued by the trust. [Chart omitted]

            Not applicable because Separate Account C does not yet have a significant operating history and no financial statements are filed herewith.

58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Chart omitted]

            Not applicable because Separate Account C does not yet have a significant operating history and no financial statements are filed herewith.

59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted]

FINANCIAL STATEMENTS OF THE TRUST
---------------------------------

            Not applicable because Separate Account C does not yet have a significant operating history and no financial statements are filed herewith.

FINANCIAL STATEMENTS OF THE DEPOSITOR
-------------------------------------

     The financial statements of Chubb Life should be considered only as bearing upon the ability of Chubb Life to meet its obligations under the Policies. They should not be considered as bearing upon the investment performance of the assets held in Separate Account C. The financial statements and other text contained under "FINANCIAL STATEMENTS" in the Prospectus included in Exhibit D are incorporated herein by reference.

                                   SIGNATURE



   Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this amendment to the registration statement to be duly signed on behalf of the registrant in the City of Concord and State of New Hampshire on the ____ day of October, 1995.


                                  CHUBB SEPARATE ACCOUNT C



[SEAL]                            By: CHUBB LIFE INSURANCE COMPANY
                                      OF AMERICA



                                  By: /s/THERESA M. STONE
                                      ---------------------------------
                                         Theresa M. Stone

                                          President and CEO
                                  Title: ------------------------------


ATTEST:



/s/CHARLES C. CORNELIO
----------------------------
   Charles C. Cornelio

                                   EXHIBITS
                                   --------

A. 1. Resolution of Chubb Life Insurance Company of America establishing Separate Account C.*

   2.  Not applicable.

   3. (a) Form of Distribution Agreement among Chubb Life Insurance Company of America, Chubb Separate Account C and Chubb Securities Corporation.*

       (b)    (i) Specimen Selling Agreement between Chubb Securities
                  Corporation and Selling Broker-Dealers.*

             (ii) Specimen District Manager's Agreement of Chubb Securities
                  Corporation.*

            (iii) Specimen Registered Representative's Agreement of Chubb
                  Securities Corporation.*

       (c) Specimen Schedule of Sales Commissions (filed contemporaneously herewith).

   4.  Not applicable.

   5. Specimen Variable Life Insurance Policy form (to be filed by amendment).

   6. (a) Amended and Restated Charter of Chubb Life Insurance Company of America.*
       (b) By-laws of Chubb Life Insurance Company of America.*

   7.  Not applicable.

   8.  Not applicable.

   9.  Not applicable.

  10. Form of Variable Life Insurance Application form (to be filed by amendment).

B. Not Applicable.

C. Not Applicable.

D. Prospectus included in Post-Effective Amendment No. 2 to Registration Statement on Form S-6 of Chubb Separate Account C (File No. 33-72830) filed on February 28, 1996.

E. Prospectus included in the Registration Statement on Form S-6 of Chubb
   Separate Account C (File No. 33-    ) filed contemporaneously herewith.

F. Prospectus included in Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Chubb Series Trust (File No. 33-72834) filed on August 4, 1995.

G. Prospectus included in Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A of Chubb America Fund, Inc. (File No. 2-94479) filed on November 9, 1995.

__________________________
* Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on February 28, 1996, File No. 33-72830.